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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

                                SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          THE PETERSEN COMPANIES, INC.

                           (NAME OF SUBJECT COMPANY)

                          THE PETERSEN COMPANIES, INC.

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  716335 10 4

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                RICHARD S WILLIS

              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          THE PETERSEN COMPANIES, INC.
                            6420 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90048
                                 (213) 782-2000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
            AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:
                           JOHN A. WEISSENBACH, ESQ.
                             DENNIS M. MYERS, ESQ.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Petersen Companies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6420 Wilshire Boulevard, Los Angeles, California 90048. The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer by EMAP Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EMAP plc, an English public limited company ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 16, 1998 (the "Schedule 14D-1"), whereby Purchaser has offered to purchase all of the outstanding shares of Class A Shares and all of the outstanding shares of Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Shares" and, together with the Class A Shares, the "Shares") at a price of $34.00 per Share (such price, or any such higher price as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which are incorporated by reference herein.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS: (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD CONSTITUTE (X) A MAJORITY OF ALL OUTSTANDING SHARES OF CLASS A SHARES AND (Y) A MAJORITY OF ALL OUTSTANDING SHARES, IN EACH CASE, ON A FULLY DILUTED BASIS (WITHOUT GIVING EFFECT TO THE CONVERSION OF CLASS B SHARES INTO CLASS A SHARES) ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"), (2) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED(THE "HSR ACT"), AND THE REGULATIONS THEREUNDER APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED AND
(3) THE OFFER HAVING RECEIVED THE APPROVAL OF THE SHAREHOLDERS OF PARENT AT AN EXTRAORDINARY GENERAL MEETING. The Company has represented and warranted to Parent and Purchaser in the Merger Agreement that, as of the close of business on December 14, 1998, (i) 26,871,538 Class A Shares and 7,886,290 Class B Shares were issued and outstanding, (ii) 970,394 Class A Shares were issuable pursuant to outstanding options ("Options"), (iii) 35,000 Class A Shares were issuable pursuant to outstanding warrants ("Warrants"). Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or convertible securities convertible into Shares) have been issued since December 14, 1998 (other than Shares issued pursuant to the exercise of the Options and Warrants referred to above), if 13,938,467 Class A Shares and 17,881,612 Shares are validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition will be satisfied.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company, pursuant to which, as promptly as practicable following the Expiration Date (as defined herein) and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation"). The Merger Agreement is incorporated by reference herein and is summarized in Item 3. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 14, 1999 (the "Expiration Date"), unless the Offer is extended.

     In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders' Agreement, dated as of December 15, 1998 (the "Stockholders Agreement"), with the Selling Stockholders (as defined in
Item 3(b)). Under the Stockholders Agreement, each of the Selling Stockholders has, among other things, (i) agreed to tender pursuant to the Offer all Shares owned by him, her

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or it, (ii) agreed to sell to Purchaser, subject to the terms and conditions of the Stockholders Agreement, such Shares for a cash purchase price per Share equal to the Offer Price, (iii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and (iv) granted to Parent and certain officers of Parent an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. The Shares owned by the Selling Stockholders and subject to the Stockholders Agreement, an aggregate of 18,406,656 Class A Shares and 7,886,290 Class B Shares, represented approximately 66.0% of the Class A Shares and all of the Class B Shares outstanding as of the close of business on December 14, 1998. As a result of the Stockholders Agreement, Purchaser and Parent are deemed to be the beneficial owners of such Shares.

     All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 1 Lincoln Court, Lincoln Road, Peterborough PE1 2RF, England.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") dated the date hereof under "Information with Respect to the Company," "Security Ownership of Certain Beneficial Owners and Management," "Information About Executive Officers" and "Certain Relationships and Related Transactions." The Information Statement is attached hereto as Annex A and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are contained in the Merger Agreement and are described below under "Merger Agreement."

     The following is a summary of certain provisions of the Merger Agreement and the Stockholders Agreement, among Parent, Purchaser and Willis Stein & Partners, L.P. ("Willis Stein"), Petersen Properties, Margie and Robert Petersen Foundation, Chase Equity Associates, L.P., Allstate Insurance Company, Norwest Equity Capital, L.L.C., Nassau Capital Partners II L.P., BankAmerica Investment Corporation, CIVC Partners II, FUI, Inc., NAS Partners I L.L.C., James D. Dunning, Jr., D. Claeys Bahrenburg, Laurence H. Bloch, Richard S Willis and certain other stockholders of the Company (excluding Parent and Purchaser, the "Selling Stockholders"). Each such summary is qualified in its entirety by reference to the full text of the Merger Agreement and the Stockholders Agreement, respectively, copies of which are filed as Exhibits (c)(1) and (c)(2) to this Statement, respectively, and which are incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement. For the purposes of the Merger Agreement and the Stockholders Agreement, "Company Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries (as defined below), taken as a whole, or prevents or materially delays the ability of the Company to perform its obligations under the Merger Agreement or to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that in determining whether there has been a "Company Material Adverse Effect," the following shall be disregarded: any material adverse effect that results substantially from (i) the breach by Parent or Purchaser of the Merger Agreement or (ii) any decline in the Company's stock price (which shall not, in and of itself, constitute a "Material Adverse Effect").

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MERGER AGREEMENT

     The Offer. Provided that the Merger Agreement has not been terminated in accordance with its terms and that none of the conditions set forth in Exhibit A thereto have occurred and be continuing, Parent and Purchaser have agreed to, promptly after the public announcement of the execution and delivery of the Merger Agreement commence the Offer. The obligation of Purchaser to accept for payment and to pay for any Shares tendered in the Offer is subject only to the condition that there shall be validly tendered prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Parent or Purchaser, represents (x) a majority of the outstanding shares of Class A Shares and (y) a majority of the outstanding Shares, in each case on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such securities (other than conversion of the Class B Shares) ("Fully Diluted Shares"), on the date of purchase (the "Minimum Condition"), and to the other conditions set forth in Exhibit A thereto.

     Parent and Purchaser have expressly reserved the right to modify the terms of the Offer, except that, without the prior written consent of the Company, neither Parent nor Purchaser can (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition,
(iv) impose additional conditions to the Offer or amend in any manner adverse to the holders of Shares any condition to the Offer, (v) amend any other term of the Offer in any manner adverse in any respect to the holders of Shares, or (vi) except as provided in the next sentence, extend the expiration date of the Offer. Notwithstanding the foregoing, subject to the Company's rights to terminate the Merger Agreement and so long as neither Parent nor Purchaser has breached any of its representations and warranties or obligations pursuant to the Merger Agreement, Purchaser may, without the consent of the Company, (i) extend the Offer, if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to purchase Shares is not satisfied, until such time as such condition is satisfied or waived, (ii) extend the Offer for a period of not more than five (5) business days beyond the then scheduled expiration date of the Offer, if on the date of such extension less than (x) 90% of the outstanding shares of Class A Shares or (y) 90% of the outstanding shares of Class B Shares have been validly tendered and not properly withdrawn pursuant to the Offer, and (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer. Assuming the prior satisfaction or waiver of the conditions to the Offer, upon the terms of the Offer, the Purchaser will accept for payment and purchase, as soon as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer; provided, however, that Purchaser shall only be entitled to purchase the Shares if it purchases all such Shares pursuant to the Offer.

     Conditions to the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer if (i) as of immediately prior to the expiration of the Offer, (A) the Minimum Condition shall not have been satisfied or (B) the applicable waiting period under the HSR Act shall not have expired or been terminated or (ii) prior to the acceptance for payment of or payment for Shares and at any time on or after the date of the Merger Agreement, any of the following conditions shall have occurred and be continuing:

     (a) there shall be issued by any U.S. Federal or state court of competent jurisdiction in connection with any legal proceeding, any final or nonappealable order, ruling or injunction (that has not been vacated, withdrawn or overturned), (i) restraining or prohibiting the acquisition by Parent or Purchaser of any Shares under the Offer or the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or obtaining from the Company, or Purchaser any damages in connection with the aforesaid transactions that are material in relation to the Company and its subsidiaries taken as a whole, (ii) prohibiting or materially limiting the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company
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        and its subsidiaries, or Parent and its subsidiaries, in each case taken as a whole, or compelling the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, in each case taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (iv) prohibiting Parent or any of its subsidiaries from effectively controlling in any material respect any significant portion of the business or operations of the Company and its subsidiaries taken as a whole;

     (b) The Company shall not have performed or complied in any material respect with any obligation or to comply in any material respect with any agreement or covenant required by the Merger Agreement to be performed or complied with by the Company on or prior to the date of consummation of the Offer, which failure to perform or comply is not substantially cured within 15 days after Parent provides the Company with notice of such failure;

     (c) Any breach of the representations and warranties of the Company set forth in the Merger Agreement, other than any breach that individually or in the aggregate with each other such breach has not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that for purposes of this paragraph (c) each such representation and warranty of the Company set forth in the Merger Agreement shall be read without giving effect to any qualification as to materiality or a Company Material Adverse Effect;

     (d) The Merger Agreement shall have been terminated in accordance with its terms;

     (e) Parent and the Company shall have agreed that Parent shall terminate the Offer;

     (f) There shall be any statute, rule or regulation applicable to the Offer or the Merger, or any other action shall be taken by any federal, state, local or foreign government or any court of competent jurisdiction, or other governmental, administrative or regulatory authority, commission or agency, domestic or foreign (each a "Governmental Entity"), that results, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

     (g) the Parent Shareholder Approval (as defined herein) shall not have been obtained.

     The foregoing conditions in paragraphs (a) through (g) are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger" Purchaser will be merged with and into the Company in accordance with Delaware General Corporation Law (the "DGCL"), whereupon the separate existence of Purchaser shall cease, and the Company shall be the Surviving Corporation. Notwithstanding the foregoing, Parent may elect at any time prior to the Merger, instead of merging Purchaser into the Company to merge the Company with and into Purchaser.

     Conversion of Shares. At the effective time of the Merger (the "Effective Time") by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of capital stock of Purchaser, each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in the Merger Agreement be converted into the right to receive $34.00, or any higher price per Share paid in the Offer, in cash without any interest thereon (the "Merger Consideration"). As of the Effective Time, all

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Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any Shares shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificate in accordance with the Merger Agreement, without interest.

     Stockholders' Meetings. Unless Parent or Purchaser acquires at least (x) 90% of the outstanding shares of the Class A Shares, and (y) 90% of the outstanding shares of Class B Shares, in which case Parent has agreed to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a vote of the Company's stockholders as permitted under the DGCL, if required by applicable law the Company has agreed to cause a special meeting of its stockholders (the "Company Stockholders Meeting") to be duly called and held as soon as reasonably practicable after the purchase of Shares pursuant to the Offer for the purpose of acting upon proposals to adopt the Merger Agreement and all actions contemplated hereby that require the approval of the Company's stockholders. The Board has agreed to recommend approval and adoption of the Merger Agreement by the Company's stockholders, unless the Board after consultation with and based upon advice of legal counsel (who may be the Company's regularly engaged legal counsel) determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law.

     In addition, Parent has agreed to cause an extraordinary general meeting of its shareholders (the "Parent Shareholders Meeting") to be duly called and held as soon as reasonably practicable and in no event later than January 4, 1999 for the purpose of acting upon proposals to approve the Merger Agreement and all actions contemplated hereby that require the approval of Parent's shareholders. Unless otherwise required pursuant to their fiduciary duties to Parent's shareholders (as determined in good faith by the Directors of Parent based upon the advice of independent legal counsel), the Directors of Parent have agreed not to modify, withdraw or otherwise change their prior recommendation that the Parent's shareholders approve the Merger Agreement and all actions contemplated hereby that require the approval of Parent's shareholders.

     Conditions to the Merger. The respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver on or prior to the closing date of the following conditions:

     (a) if required by the DGCL, the Merger shall have been approved by the affirmative vote of the holders of a majority of the combined voting power of then outstanding Shares;

     (b) any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated;

     (c) no Governmental Entity shall have enacted, issued or enforced any statute, regulation ("Law") or, decree, injunction or other order (an "Order") which has become final and nonappealable and which prohibits the consummation of the Merger; provided, however, that each of the Company, Purchaser and Parent shall have used its best efforts to prevent the entry of any such Order and to appeal as promptly as possible any such Order that may be entered prior to it having become final and nonappealable; and

     (d) Purchaser shall have purchased pursuant to the Offer all Shares validly tendered prior to the expiration thereof and not withdrawn or shall have purchased pursuant to the Stockholders Agreement all Shares tendered thereunder.

     Termination of the Merger Agreement. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time (notwithstanding any approval and adoption of the Merger Agreement by the stockholders of the Company and by the shareholders of Parent):

     (a)  by mutual written consent of the Company and Parent;

     (b) by either Parent or the Company, if any permanent injunction or action by any Governmental Entity or by any federal or state court of competent jurisdiction (other than a temporary restraining order) preventing the consummation of the Merger shall have become final and nonappealable;
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

     (c) by either Parent or the Company, if the Merger shall not have been consummated before June 30, 1999, unless the failure to consummate the Merger is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; provided, however, that the Merger Agreement may be extended by written notice of either Parent or the Company to a date not later than September 30, 1999, if the Merger shall not have been consummated as a direct result of Parent or the Company having failed by June 30, 1999, to receive all required approvals or consents with respect to the Merger;

     (d) by the Company, at any time three business days or more following termination or expiration of the Offer without Purchaser purchasing Shares thereunder, so long as no Shares have been purchased pursuant to the Stockholders Agreement;

     (e) by Parent, if the Offer shall have expired without the purchase of the Shares thereunder and the Minimum Condition shall not have been satisfied, or Parent or Purchaser shall have terminated the Offer without purchasing Shares thereunder in accordance with the Merger Agreement, in each case so long as no Shares have been purchased pursuant to the Stockholders Agreement and neither Parent nor Purchaser has breached any of its obligations under Section 1.01 of the Merger Agreement or is in breach of any of their obligations under the Merger Agreement and such breach has resulted in the failure of any condition to the Offer to be satisfied;

     (f) by the Company, if the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at the Company Stockholders Meeting;

     (g) by the Company, if the Board fails to make or withdraws or modifies its recommendation of approval and adoption of the Merger Agreement so long as the Board, after consultation with and based upon the advice of legal counsel (who may be the Company's regularly engaged legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law and, after consultation with its independent legal counsel and financial advisor, determines in good faith that the Acquisition Proposal (as defined below) is a Superior Proposal (as defined below); provided, that the Company may not terminate the Merger Agreement pursuant to this paragraph (g) after such time as Purchaser has purchased upon expiration of the Offer all Shares validly tendered in the Offer and not withdrawn or Parent or Purchaser has purchased Shares pursuant to the Stockholders Agreement;

     (h) by either Parent or the Company, if the Merger shall fail to receive the requisite vote for approval by the shareholders of Parent at the Parent Shareholders Meeting;

     (i) by Parent, in the event of any breach of the representations and warranties of the Company set forth in the Merger Agreement other than any breach that individually or in the aggregate with each other such breach has not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of this paragraph
        (i) each such representation and warranty of the Company set forth in the Merger Agreement shall be read without giving effect to any qualification as to materiality or a Company Material Adverse Effect), or if the Company breaches or fails to perform in any material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Exhibit A thereto and (ii) has not been cured within 30 days after the giving of written notice to Parent of such breach; provided, that Parent may not terminate the Merger Agreement pursuant to this paragraph (i) if (x) Parent or Purchaser is then in material breach of any covenant contained in the Merger Agreement, (y) any Shares have been purchased in the Offer or (z) any Shares have been purchased pursuant to the Stockholders Agreement;

     (j) by the Company, in the event of any breach of the representations and warranties of Parent or Purchaser set forth in the Merger Agreement that are qualified as to materiality or any breach of any representations and warranties of Parent or Purchaser set forth in the Merger Agreement that are not so qualified in any material respect and, individually or in the aggregate, such breach has had a Parent Material Adverse Effect or if Parent or Purchaser breaches or fails to perform in any

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

        material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform has not been cured within 30 days after the giving of written notice to the Company of such breach; provided, that the Company may not terminate the Merger Agreement pursuant to this paragraph (j) if (x) the Company is then in material breach of any covenant contained in the Merger Agreement, (y) any Shares have been purchased in the Offer or (z) any Shares have been purchased pursuant to the Stockholders Agreement; or

     (k) by the Company, if the Parent Shareholders Meeting is not held on or prior to January 4, 1999; provided, however, that the Company may not terminate the Merger Agreement pursuant to this paragraph (k) if the Parent has obtained the approval of its shareholders of the transactions contemplated by the Merger Agreement prior to delivery by the Company of its notice of termination.

     The right of any party hereto to terminate the Merger Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling or controlled by any such party or any of their respective officers or directors, whether prior to or after the execution of the Merger Agreement.

     Acquisition Proposals. The Merger Agreement provides that from and after the date of the Merger Agreement, the Company shall not, and shall cause each of its subsidiaries (the "Company Subsidiaries") and its and their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of the Company Subsidiaries) not to, directly or indirectly, invite, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), any inquiries or the making of any proposal that constitutes any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its respective officers, directors or employees or any of the Company Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of the Company Subsidiaries to take any such action; provided, however, that nothing contained in this section prohibits the Board from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if prior to providing such information the Board informs such person in writing of the existence and the material terms of the Stockholders Agreement and receives from such person an executed confidentiality agreement on terms substantially equivalent to those contained in the Confidentiality Agreement entered into between Parent and the Company (as defined herein); (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, the Board determines in good faith after consultation with independent legal counsel (who may be the Company's regularly engaged legal counsel) that such action is necessary in order for the Board to comply with its fiduciary duties to stockholders under applicable law and (ii) in each case referred to in clause (B) or (C) above, the Board determines in good faith (after consultation with its independent legal counsel, who may be the Company's regularly engaged legal counsel, and financial advisor) that such Acquisition Proposal is reasonably capable of being consummated, taking into account all legal, financial and regulatory aspects of the proposal, the terms of the Stockholders Agreement and the person making the proposal and that such Acquisition Proposal would, if consummated, be more favorable, from a financial point of view (either short or long-term), to the stockholders of the Company, than the Offer and the Merger Agreement (any such more favorable Acquisition Proposal satisfying all the criteria of this clause (ii) being referred to in the Merger Agreement as a "Superior Proposal"). For purposes of the Merger Agreement, "Acquisition Proposal" means any of the following (other than the transactions between the Company, Parent and Purchaser contemplated hereunder) involving the Company or any of the Company Subsidiaries: (i) any merger, consolidation, share exchange or other similar transaction involving the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or series of transactions; or (iii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act, as amended, in connection therewith.

     In addition to the obligations of the Company described in the preceding paragraph, the Merger Agreement provides that the Company will promptly advise Parent orally and in writing of any Acquisition Proposal or any inquiry with respect to any Acquisition Proposal including any change to the material terms of any such Acquisition Proposal or inquiry. In addition, the Company is further required under the terms of the Merger Agreement to keep Parent fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry.

     Options and Warrants. The Merger Agreement provides that immediately prior to the Effective Time and subject to obtaining all necessary consents, each then outstanding Option to purchase any shares of capital stock of the Company, whether or not then vested or exercisable, shall be cancelled by the Company and in consideration of such cancellation and except to the extent that Parent or Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per Share subject to each such Option multiplied by (B) the number of Shares for which such Option shall not theretofore have been exercised (net of withholding taxes and without interest). In addition, the Merger Agreement provides that, immediately prior to the Effective Time and subject to obtaining all necessary consent, each then outstanding Warrant to purchase any shares of capital stock of the Company, whether or not then exercisable, shall be cancelled by the Company and in consideration of such cancellation and except to the extent that Parent or Purchaser and the holder of any such Warrant otherwise agree, the Company (or, at Parent's option, Purchaser) shall pay to such holders of the Warrants an amount in respect thereof equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per Share subject to each such Warrant multiplied by (B) the number of Shares for which such Warrant shall not theretofore have been exercised (net of withholding taxes and without interest).

     Dissenting Shares. Notwithstanding any other provision of the Merger Agreement to the contrary, Shares ("Appraisal Shares") outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand and has properly demanded appraisal for such Shares pursuant to and who complies in all respects with, Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration, but rather the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such holder fails to perfect or withdraws or loses his right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration payable in respect of such Shares.

     Conduct of Business by the Company. Pursuant to the Merger Agreement, the Company has agreed that, between the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time or the election of the Parent's designees representing a majority of the members of the Board in accordance with the Merger Agreement, unless Parent shall have consented in writing, the businesses of the Company and the Company Subsidiaries shall be conducted in, and the Company and the Company Subsidiaries shall not take any action except in the ordinary course of business, consistent with past practice, and the Company shall, and shall cause the Company Subsidiaries to, use their respective reasonable best efforts to preserve substantially intact their respective business organizations, to keep available the services of their respective current officers, employees and consultants and to preserve their respective relationships with customers, suppliers, licensors, licensees, distributors and other persons with which it or any of the Company Subsidiaries has significant business relations as well as with officials and employees of government agencies and other entities which regulate the Company, the Company Subsidiaries and their business to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Pursuant to the terms of the Merger Agreement, neither the Company nor any of the Company Subsidiaries shall:

     (a) amend or otherwise change the certificate of incorporation, by-laws or other comparable charter or organizational document of the Company or any Company Subsidiary;

     (b) (i) issue, deliver, grant or sell, or authorize the issuance or sale of, any shares of capital stock of any class of, or any bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters which holders of shares may vote, or any other ownership interest in, the Company or any of the Company Subsidiaries, or any options, warrants or other securities or rights convertible into, exchangeable for, evidencing the right to subscribe for or purchase, or otherwise providing for the right to acquire capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company or any of the Company Subsidiaries (other than the issuance of shares of capital stock in connection with (A) the exercise of the Options or the Warrants, (B) the then current offering period in effect under the Company's Employee Stock Discount Purchase Plan (the "Stock Purchase Plan") as in effect on the date of the Merger Agreement or (C) the conversion of shares of Class B Shares to Class A Shares at the request of the holder thereof), or (ii) authorize the sale of any assets of it or any of the Company Subsidiaries, except for sales in the ordinary course of business or which, individually, do not exceed $1.0 million or which, in the aggregate, do not exceed $3.0 million, or (iii) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of the Company or any Company Subsidiary, including without limitation the Options, the Warrants and the Stock Purchase Plan;

     (c) declare, set aside or pay any dividend on or other actual, constructive or deemed distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than a divided or distribution payable solely to the Company or a Company Subsidiary) or otherwise make any payments to stockholders in their capacity as stockholders;

     (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than Class B Shares upon conversion to Class A Shares at the request of the holder thereof;

     (e) (i) acquire or agree to acquire (for cash, shares of stock or other consideration) (including, without limitation, by merger, consolidation, or acquisition of stock or assets or by any other manner) any corporation, partnership, joint venture, association or other business organization or any division thereof (or a substantial portion of the assets thereof) or any other assets, except for (A) such acquisitions which, individually or in the aggregate, do not exceed $1.0 million or,
        (B) any acquisition described in the Company's disclosure schedule to the Merger Agreement; (ii) incur any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company, except (A) to finance any acquisition permitted under the Merger Agreement or (B) borrowings under existing bank lines of credit incurred in the ordinary course of business consistent with past practices, or (iii) enter into or amend any contract, agreement, commitment or arrangement to effectuate any prohibited matter set forth in the Merger Agreement or;

     (f) hire any employee with aggregate annual compensation and benefits in excess of $100,000, or adopt, enter into, establish or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee that increase in any manner the compensation, retirement, welfare or fringe benefits of any director, officer or employee, or pay any benefit not required by any existing plan, agreement or arrangement (including without limitation the granting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except pursuant to collective bargaining agreements as presently in effect;

     (g) take any action, other than as required by a change in generally accepted accounting principles ("GAAP"), with respect to accounting methods, practices, policies or procedures;

     (h) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its material subsidiaries;

     (i) make or change any tax election or settle or compromise any material tax liability or refund;

     (j) (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms of liabilities reflected or reserved against in the most recent consolidated financial statements of the Company included in the Company's documents filed with the SEC or incurred in the ordinary course of business consistent with past practice, (ii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (iii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party;

     (k) other than in the ordinary course of business consistent with past practice, neither the Company nor any of the Company Subsidiaries shall waive any rights of substantial value or make any payment, direct or indirect, of any material liability of the Company or any of the Company Subsidiaries before the same comes due in accordance with its terms;

     (l) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;

     (m) enter into any collective bargaining agreement;

     (n) sell, lease, license or otherwise dispose of or subject to any Lien (other than Permitted Lien as defined therein) any properties or assets, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

     (o) make or agree to make any new capital expenditure that is in excess of $500,000 (except to consummate any acquisition not prohibited by the Merger Agreement);

     (p)  initiate or threaten litigation against any third party;

     (q) (i) make any changes in advertising or subscription rates, policies or procedures that are not consistent with past practices or (ii) make any material change in advertising or subscription rates, policies or procedures (whether or not consistent with past practices);

     (r) launch any new magazine or other product in excess of $1,000,000 (losses to profits for whole project); or

     (s) authorize any of, or commit or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Indemnification. In the Merger Agreement, the Purchaser and Parent have agreed that the certificate of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of the Company as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law.

     Moreover, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise incurred in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part by reason of the fact that such person is or was a director or officer of the Company and arising out of actions, events or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the full extent permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the
DGCL); provided, that the Surviving Corporation shall indemnify, defend and hold harmless the Indemnified Parties, and pay expenses in advance, only to the same extent and on the same terms (including with respect to advancement of expenses) provided for in the Company's certificate of incorporation and by-laws in effect on the date of the Merger Agreement (to the extent consistent with applicable law), which rights pursuant to such provisions shall survive the Merger and continue in full force and effect for a period of six years after the Effective Time.

     For a period of three years after the Effective Time, the Surviving Corporation has also agreed to cause to be maintained in effect the liability insurance policies for directors and officers which are currently maintained by the Company with respect to claims arising from facts or events which occurred before the Effective Time (provided that Parent may substitute therefor policies issued by insurance companies of comparable or higher rating of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties). Notwithstanding the foregoing, Parent shall not be required to pay an annual premium for such insurance in excess of $250,000, but in such case shall purchase as much coverage as possible for such amount.

     Reasonable Best Efforts. The Merger Agreement provides, subject to the terms and conditions contained therein, each party will use its commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, the Offer, the Merger and the other transactions contemplated by the Merger Agreement including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operation or to dispose of any assets.

     Benefit Plans. The Merger Agreement provides that after the Merger and except as otherwise may be provided pursuant to a collective bargaining agreement, Parent shall cause the Surviving Corporation to maintain or provide the employees of the Surviving Corporation and its subsidiaries for a period of one year after the Effective Time with employee benefits that are in the aggregate substantially comparable to those provided by the Company and the Company Subsidiaries on the date hereof. Moreover, after the Merger, Parent shall cause the Surviving Corporation to honor the terms of all employment agreements of the

Company and the Company Subsidiaries, the existence of which do not violate the Merger Agreement. Parent shall cause the Surviving Corporation to honor all collective bargaining agreements by which the Company or any of the Company Subsidiaries is bound.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

     Amendments; No Waiver. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Parent or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval of the Merger and Parent Shareholder Approval of the Offer and Merger, there shall be made no amendment that by law requires further approval by the stockholders of the Company or the shareholders of Parent without the further approval of such stockholders or shareholders, as the case may be; provided, further, that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change in a manner adverse to the holders of any shares of capital stock of the Company (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or
(iii) any of the terms or conditions of the Merger Agreement.

     In addition to the foregoing, at any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) subject to the preceding paragraph, waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit(c)(i) to this Statement. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

STOCKHOLDERS AGREEMENT

     Pursuant to the Stockholders Agreement, each of the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all Shares of such Selling Stockholders at a price equal to the Offer Price upon termination of the Offer; provided that no Selling Stockholder shall be so obligated to sell any such Shares if Stockholder Agreement is terminated in accordance with the terms of the Stockholders Agreement; and provided, further, that (x) Purchaser shall not be so obligated to purchase the Shares and no Selling Stockholder shall be so obligated to sell any such Shares if as of immediately prior to the expiration of the Offer, any applicable waiting period (and any extension thereof) under the HSR Act relating to the purchase of the Shares shall not have expired or been terminated, and (y) Purchaser shall not be so obligated to purchase the Shares if at any time after the date of the Stockholders Agreement until the purchase and sale of the Shares under the Stockholders Agreement any of the following conditions have occurred and is continuing and no Selling Stockholder shall be so obligated to sell any of such Shares if during such period any of the conditions in subparagraphs (i), (iii) and (iv) set forth below have occurred and is continuing:

          (i) there shall be issued by any U.S. Federal or state court of competent jurisdiction in connection with any legal proceeding, any final or nonappealable order, ruling or injunction (that has not been vacated, withdrawn or overturned), (A) restraining or prohibiting the acquisition by Parent or Purchaser of any Shares under the Stockholder Agreement or the making of the Stockholders Agreement or consummation of the transactions contemplated thereby or the Merger, or obtaining from the Company, or Purchaser any damages in connection with the aforesaid transactions that are material in relation to the Company and the Company Subsidiaries, (B) prohibiting or materially limiting the ownership or operation by the Company, Parent or Purchaser or any of their respective subsidiaries of a material portion of the business or assets of the Company and the Company Subsidiaries, or Parent and the Parent Subsidiaries, or compelling the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and the Company Subsidiaries, or Parent and the Parent Subsidiaries, as a result of the Stockholders Agreement or any of the other transactions contemplated by the Stockholders Agreement, (C) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Stockholders Agreement including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (D) prohibiting Parent or any Parent Subsidiary from effectively controlling in any material respect any significant portion of the business or operations of the Company and the Company Subsidiaries;

          (ii) the Company shall not have performed or complied in any material respect with any obligation or shall have failed to comply in any material respect with any agreement or covenant required by the Merger Agreement to be performed or complied with by the Company on or prior to the date of consummation of the transactions contemplated by the Stockholders Agreement, which failure to perform or comply is not substantially cured within 15 days after Parent provides the Company with notice of such failure;

          (iii) any statute, rule or regulation enacted or promulgated by any Governmental Entity that results, directly or indirectly, in any of the consequences referred to in clauses (A) through (D) of paragraph (i) above;

          (iv) if required in accordance with applicable law or stock exchange regulations, Parent shall have held a vote at an extraordinary general meeting of Parent of the holders of the outstanding ordinary shares of Parent that are entitled to vote upon proposals to approve the Stockholders Agreement and the Merger Agreement and any approval so required with respect to the Stockholders Agreement or the Merger Agreement shall not have been obtained; or

          (v) any breach of the representations and warranties of the Company set forth in the Merger Agreement other than any breach that individually or in the aggregate with each other such breach has not had and would not reasonably be expected to have a material adverse effect on the Company or the Company Subsidiaries; provided, that for purposes of this paragraph each such representation and warranty of the Company set forth in the Merger Agreement shall be read without giving effect to any qualification as to materiality or a material adverse effect on the Company or the Company Subsidiaries.

     Subject to the termination provisions described below, the obligation of the Selling Stockholders to tender and not withdraw Shares is conditioned only upon lawful commencement and consummation of the Offer, otherwise is unconditional. The Stockholders Agreement shall terminate: (A) immediately upon
(i) the termination of the Offer or the Merger Agreement by Parent or the Purchaser in accordance with the terms of the Merger Agreement prior to the expiration of the Offer, (ii) termination of the Merger Agreement by Parent or the Purchaser in accordance with the terms of the Merger Agreement following the expiration of the Offer or (iii) the termination of the Merger Agreement by the Company for the failure of Parent to hold the Parent Shareholders Meeting; (B) upon delivery by the Selling Stockholders holding Shares representing a majority of Shares subject to the Stockholders Agreement ("Majority Selling Stockholders") of a notice of termination to Parent or the Purchaser at any time
(i) after Parent or Purchaser has terminated the Offer, prior to the expiration of the Offer, in a manner which is not in accordance with the terms of the Merger Agreement, or (ii) in the event that Parent or Purchaser fails to purchase the Shares upon the expiration of the Offer in accordance with Section
1.01 of the Merger Agreement and either (x) each of the conditions to the Offer has either been satisfied or waived, or (y) Parent or Purchaser is then in breach of any of its obligations under the Stockholders Agreement or the Merger Agreement and such breach has resulted in the failure of any condition to the Offer to be satisfied; or (C) upon delivery by Majority Selling Stockholders of a notice of termination to Parent or the Purchaser at any time more than 120 days after: (i) the expiration of the Offer without the purchase of any Shares thereunder due to the failure of a condition to the Offer to be satisfied and not waived (other than the Minimum Condition which shall have been satisfied); or (ii) the expiration of the Offer without the purchase of any Shares thereunder due to the failure of the Minimum Condition to be satisfied. Subject to the termination provisions described above, any Shares not purchased in the Offer will be purchased by immediately following the purchase of the Shares in the Offer.

     Notwithstanding the foregoing, no Selling Stockholder shall be required to tender or otherwise sell its Shares in the event the Purchaser has (a) decreased the price per Share or changed the form of consideration payable in the Offer,
(b) decreased the number of Shares sought in the Offer, (c) amended or waived satisfaction of the Minimum Condition, (d) imposed additional conditions or amended in any manner adverse to the holders of Shares any of the conditions set forth under Item 3, (e) amended any other term of the Offer in any manner adverse to the holders of Shares or (f) extended the Expiration Date in a manner which requires the consent of the Company under the Merger Agreement.

     Under the Stockholders Agreement, each Selling Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholders Agreement to Parent to vote such Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of each of the other transactions contemplated by the Merger Agreement and against
(i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's certificate of incorporation or its bylaws, as amended and restated, or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of common stock or other voting securities of the Company.

     Each Selling Stockholder has also agreed in the Stockholders Agreement that it shall not, and shall use its reasonable best efforts to cause any officer, director or employee of, or any investment banker, financial advisor, attorney, accountant or other representative of any such Selling Stockholder not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or to take any action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Each Selling Stockholder has agreed to promptly advise Parent and Purchaser orally and in writing of any Acquisition Proposal or inquiry made to the Selling Stockholders with respect to or that could lead to any Acquisition Proposal, the identity of the person making any such Acquisition Proposal or inquiry and the material terms of any such Acquisition Proposal or inquiry.

     The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit (c)(2) to this Statement. The Stockholders Agreement should be read in its entirety for a more complete description of the matters summarized above.

CONFIDENTIALITY AGREEMENT

     Pursuant to a confidentiality agreement, dated November 18, 1998 (the "Confidentiality Agreement"), the Company and Parent agreed to provide, among other things, for the confidential treatment of the discussions regarding the Offer and the Merger and Parent agreed to treat confidential certain information provided to it by the Company. The Confidentiality Agreement has been filed as Exhibit (c)(5) to this Statement and is incorporated herein by reference. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)  Recommendation of the Board of Directors.

     On December 14, 1998, the Board of Directors of the Company (the "Board"), after considering, among other factors, the opinions of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the proposed consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders of Shares, (i) unanimously approved the Merger Agreement, the Stockholders Agreement and the transac-tions contemplated thereby, (ii) unanimously recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, (iii) unanimously determined that each of the Merger Agreement, the Offer and the Merger is fair to the stockholders of the Company, (iv) unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the stockholders of the Company,
(v) unanimously declared that the Merger Agreement is advisable, and (vi) unanimously consented to the Offer.

     A copy of a letter to all stockholders of the Company communicating the recommendations of the Board is filed as Exhibit (a)(3) hereto and is incorporated by reference.

     (b)  Background.

     Since its initial investment in the Company in 1996, Willis Stein, a stockholder of the Company that acts on behalf of a controlling group of stockholders of the Company, and management have considered and had discussions with other parties regarding various strategic and operational alliances and other business combinations involving the Company.

     In July 1998, a representative of DLJ approached Parent to discuss the possibility of Parent pursuing an acquisition of the Company. DLJ indicated that in certain circumstances and at a specified price, Willis Stein would consider selling its Shares in connection with an acquisition of the Company.

     Parent expressed to DLJ an interest in pursuing an acquisition of the Company and DLJ arranged a meeting in August 1998 between Parent and representatives of Willis Stein. During that meeting, representatives of Willis Stein told the representatives of Parent that they believed that certain stockholders of the Company would not consider selling their Shares at a price below the highest traded share price to date, $33.625 per share.

     Subsequently, Parent requested and the Company's advisors arranged a meeting in September 1998, between the Company's management and Parent's Chairman, Robin Miller, at which the Company's business strategy was discussed.

     On October 7, 1998, the Board, at a regularly scheduled meeting, reviewed the prior meetings between the Company and Parent and, in consultation with Morgan Stanley, discussed a possible sale of the Company to Parent, as well as other strategic alternatives.

     An additional series of meetings between representatives of Parent and James Dunning and other members of the Company's management were scheduled during October 18, 1998 through October 21, 1998. At these meetings, the Company's business and year-to-date financial performance were discussed in detail.

     The Company and Parent met on November 10, 1998 to discuss Parent's preliminary views on valuation. At this meeting, Parent expressed an interest in acquiring the Company at a price below $30.00 per share. The Company rejected this offer proposal and suggested that Parent meet with one of its financial advisors, Morgan Stanley. On the following day, representatives of Morgan Stanley made a presentation to Parent and Schroder & Co. Inc., Parent's financial advisor, regarding the Company. Immediately afterwards, Parent met with Richard Willis, Chief Financial Officer of the Company, where financial matters were discussed.

     On November 12, 1998, the Company held a meeting of its Board during which the Board discussed a potential transaction with Parent and, after such discussions, established a special committee of the Board (the "Special Committee") to consider and negotiate a possible sale of the Company to Parent. Later that day, the Company received a letter from Parent wherein Parent indicated that it would be willing to acquire the Company at a price of not less than $33.00 per share. Subsequent discussions among representatives and advisors of each of the Company and Parent between November 12 and November 17 established that the Company was not prepared to sell at a price less than $34.00 per share. The parties agreed that due diligence should proceed and the Confidentiality Agreement was executed on November 18, 1998.

     Discussions and negotiations of the principal terms of the acquisition among the Company and Parent and their respective financial and legal advisors commenced on November 23, 1998. On December 4, 1998, James Dunning and Chip Block from the Company attended a board meeting of Parent in London. Following a presentation of the proposal and a discussion thereof, Parent approved a proposed acquisition of the Company at a price of $34.00 per share and the financing necessary to consummate the acquisition, subject to satisfactory negotiation and completion of the Merger Agreement, the Stockholders Agreement and any other related documentation and receipt of all required approvals and consents. The parties and their respective legal and financial advisors continued their due diligence review and negotiations of the terms of the acquisition and related documentation.

     On December 8, 1998, the Special Committee met to discuss the proposed terms of the sale of the Company to Parent. Representatives of both DLJ and Morgan Stanley were present at such meeting and made presentations relating to the financial terms of the proposed transaction. The Committee resolved to recommend the proposed sale to the full Board, subject to satisfactory negotiation and completion of the Merger Agreement, any other related documentation and receipt of fairness opinions from DLJ and Morgan Stanley.

     On December 14, 1998, each of the Company and Parent publicly announced that it was engaged in discussions with the other regarding a potential acquisition transaction.

     On December 14, 1998, the Boards of Directors of the Company, Parent and the Purchaser each approved the Merger Agreement and approved the transactions set forth therein and the purchase price applicable to the Offer and the Merger. Following such adoptions and approvals, the Merger Agreement and other related agreements were executed and delivered, and the transaction was publicly announced before financial markets in the United Kingdom opened on December 15, 1998.

     (c)  Reasons for the Board of Directors' Recommendation.

     In approving the Offer, the Merger, the Merger Agreement, the Stockholders Agreement and the other transactions contemplated thereby, and recommending that stockholders of the Company accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Board consulted with the Company's legal and financial advisors, as well as the Company's management. The following are all the material factors considered by the Board, certain of which contain both positive and negative elements:

     - The fact that the $34.00 Offer Price represents a substantial premium of approximately 48% over the closing sale price of $23.00 per share of Class A Shares as reported on the New York Stock Exchange on December 11, 1998, the last trading day prior to the date that information relating to a possible transaction involving the Company and Parent was first publicly disclosed;

     - The belief on the part of the members of the Board, based on their familiarity with the Company's businesses, its current financial condition and results of operations, its future prospects, and current and anticipated developments in its businesses (including increasing competition), that the consideration to be received by the Company's stockholders in the Offer and the Merger represents, in their belief, the best value reasonably obtainable by the stockholders in a sale of the Company;

     - The historical market prices and recent trading activity of the Class A Shares and the Company's book value per Share;

     - The recommendation of the Special Committee and the Company's management with respect to the proposed transaction;

     - The written opinions of DLJ and Morgan Stanley to the Board both dated December 14, 1998 (the "Opinions") to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders; the full text of each of the Opinions is attached as Annex B and Annex C hereto and should be read in their entirety;

     - A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes, conducting acquisitions, and merging or consolidating with a party or parties other than Parent), none of which the Board believed to be as favorable to the Company's stockholders as the Offer and the Merger;

     - The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling stockholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

     - The likelihood that the Offer and the Merger would be consummated, including the ability of Parent to finance the Offer and the Merger, the terms of the Stockholders Agreement, and the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into;

     - The financial and other terms and conditions of the Offer and the Merger, the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement; and

     - The Board's recognition that certain members of the Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests in the Offer and the Merger of other holders of Shares.

     The foregoing discussion of the factors considered by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The DLJ Engagement

     The Company has retained DLJ to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated November 18, 1998 between the Company and DLJ, the Company has agreed to pay DLJ: (i) a fee equal to 0.5% of the aggregate value of outstanding common stock of the Company, plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased in connection with a transaction and (ii) its reasonable out-of-pocket expenses, including the fees and disbursements of DLJ's attorneys. The fee is payable upon the consummation of a transaction, which is deemed to occur upon the acquisition by another person of the majority of the outstanding equity securities of the Company or upon the merger or consolidation of the Company with another person.

     The Company has also agreed to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

     In the past, DLJ and its affiliates have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, DLJ and its affiliates may trade securities of the Company for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     The Morgan Stanley Engagement

     The Company has retained Morgan Stanley to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated November 19, 1998 between the Company and Morgan Stanley, the Company has agreed to pay Morgan Stanley a transaction fee of 0.5% of the aggregate value of the transaction, which will be payable when control of 50% or more of the Company's common stock changes hands. The aggregate value of the transaction includes the value of the consideration paid for the Company's common equity plus the value of any debt, capital lease and preferred stock obligations of the Company assumed, retired or defeased in connection with the transaction. The Company has agreed to reimburse Morgan Stanley for its reasonable expenses, including the fees and disbursements of legal counsel and other professional advisors.

     The Company has also agreed to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

     In the past, Morgan Stanley and its affiliates have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, Morgan Stanley and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders of the Company with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Pursuant to the Stockholders Agreement, the Selling Stockholders, certain of which are, or are affiliated with, a director or affiliate of the Company and who own 18,406,656 Class A Shares and 7,886,290 Class B Shares in the aggregate (representing approximately 66.0% of the Class A Shares and all of the Class B Shares outstanding as of the close of business on December 14, 1998) have (i) agreed to tender all Shares covered by the Stockholders Agreement into the Offer, (ii) agreed to sell to Purchaser, subject to the terms and conditions of the Stockholders Agreement, such Shares for a cash purchase price per Share equal to Offer Price; (iii) agreed to vote their Shares in favor of the Merger, and if necessary, to vote their Shares against any competing merger or business combination proposal or any other proposal that could impede the Merger, (iv) agreed to not sell or transfer their Shares to anyone and (v) granted to the Purchaser an irrevocable proxy to vote their Shares in accordance with the foregoing. See "Stockholders Agreement" under Item 3 above.

     On December 4, 1998, Mr. Laurence H. Bloch, a director of the Company, transferred an aggregate of 147,000 Class A Shares to the Bloch 1998 Charitable Remainder Trust.

     Except as described above, to the knowledge of the Company, no transactions in the Shares or the Class A Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of such persons.

     (b) To the knowledge of the Company, each of the Company's directors and executive officers currently intend to tender all Shares over which they have sole dispositive power into the Offer, except to the extent of any restrictions created by Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Statement, or as set forth in the Offer to Purchase, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or a signed contract in response to the Offer, other than as described in Items 3(b) and 4 above, which relates or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders. The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.                          DESCRIPTION
    -----------                          -----------
    (a)(1)*      Offer to Purchase (incorporated by reference to Exhibit
                 (a)(1) to the Tender Offer Statement on Schedule 14D-1,
                 filed with the Securities and Exchange Commission (the
                 "Commission") by Parent and Purchaser on December 16, 1998).
    (a)(2)*      Letter of Transmittal (incorporated by reference to Exhibit
                 (a)(2) to the Tender Offer Statement on Schedule 14D-1,
                 filed with the Commission by Parent and Purchaser on
                 December 16, 1998).
    (a)(3)*+     Letter to Company stockholders, dated December 16, 1998.
    (a)(4)*      Notice of Guaranteed Delivery (incorporated by reference to
                 Exhibit (a)(3) to the Tender Offer Statement on Schedule
                 14D-1, filed with the Commission by Parent and Purchaser on
                 December 16, 1998).
    (a)(5)       Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees (incorporated by reference to
                 Exhibit (a)(4) to the Tender Offer Statement on Schedule
                 14D-1, filed with the Commission by Parent and Purchaser on
                 December 16, 1998).
    (a)(6)*      Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Tender Offer Statement on
                 Schedule 14D-1, filed with the Commission by Parent and
                 Purchaser on December 16, 1998).
    (a)(7)*      Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9 (incorporated by reference to
                 Exhibit (a)(6) to the Tender Offer Statement on Schedule
                 14D-1, filed with the Commission by Parent and Purchaser on
                 December 16, 1998).
    (a)(8)       Form of Summary Advertisement, dated December 16, 1998
                 (incorporated by reference to Exhibit (a)(7) to the Tender
                 Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on December 16, 1998).
    (a)(9)       Text of Press Release, dated December 15, 1998, issued by
                 Parent (incorporated by reference to Exhibit (a)(8) to the
                 Tender Offer Statement on Schedule 14D-1, filed with the
                 Commission by Parent and Purchaser on December 16, 1998).
    (a)(10)+     Text of Press Release, dated December 15, 1998, issued by
                 the Company.
    (c)(1)       Agreement and Plan of Merger, dated as of December 15, 1998, among Parent, Purchaser and the Company (incorporated by
                 reference to Exhibit (c)(1) to the Tender Offer Statement on
                 Schedule 14D-1, filed with the Commission by Parent and
                 Purchaser on December 16, 1998).
    (c)(2)       Stockholders' Agreement, dated as of December 15, 1998,
                 among Parent, Purchaser and certain stockholders of the
                 Company (incorporated by reference to Exhibit (c)(2) to the
                 Tender Offer Statement on Schedule 14D-1, filed with the
                 Commission by Parent and Purchaser on December 16, 1998).
    (c)(3)*+     Opinion of Donaldson, Lufkin & Jenrette Securities
                 Corporation dated December 14, 1998.
    (c)(4)*+     Opinion of Morgan Stanley & Co. Incorporated dated December
                 14, 1998.
    (c)(5)+      Confidentiality Agreement, dated as of November 18, 1998,
                 among Parent and the Company.

---------------
     * Included in documents mailed to stockholders.

     + Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE PETERSEN COMPANIES, INC.,

 Dated: December 16, 1998                   By: /s/ JAMES D. DUNNING, JR.

                                            ------------------------------------
                                            Name: James D. Dunning, Jr.
                                            Title:  Chairman of the Board and
                                                    Chief Executive Officer

                                                                         ANNEX A

                          [THE PETERSEN COMPANY LOGO]

                            6420 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90048
                           TELEPHONE: (213) 782-2000

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement ("Information Statement") is being mailed on or about December 16, 1998, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Petersen Companies, Inc., a Delaware corporation (the "Company") to the holders of record of shares of Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Shares" and shares of Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Shares," and, together with the Class A Shares, the "Shares") at the close of business on or about December 15, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 16, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Thursday, January 14, 1999, unless the Offer is extended.

     The Merger Agreement requires the Company to take all actions necessary to cause Parent's designees to be elected to the Company's Board of Directors under the circumstances described therein. See "Purchaser's Right to Designate Directors; Purchaser's Designees." You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     The following information is based on the Company's Proxy Statement, dated as of March 24, 1998, and, except as indicated, such information is given as of such date.

     The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

     Unless the context otherwise requires: (i) the term "Predecessor" is used herein to refer to the historical operations of the publishing division of Petersen Publishing Company prior to September 30, 1996; and (ii) the term "Petersen" is used herein to refer to, the operations of Petersen Holdings L.L.C. and its consolidated subsidiaries, including Petersen Publishing Company L.L.C. ("Publishing"). On September 30, 1996, Petersen acquired the Predecessor in a leveraged acquisition (the "Acquisition"). In connection with the Company's initial public offering (the "IPO"), the Company effected a reorganization whereby, among other things, Petersen and Publishing became wholly owned subsidiaries of the Company (the "Reorganization").

OUTSTANDING SHARES

     As of December 15, 1998, there were: (i) 26,871,538 Class A Shares outstanding, (ii) 7,886,290 Class B Shares outstanding, (iii) 2,041,269 Class A Shares reserved for future issuance pursuant to the Company's 1997 Long-Term Incentive Plan (the "Incentive Plan"), of which 970,394 Class A Shares were reserved for issuance upon exercise of outstanding options, (iv) 35,000 Class A Shares reserved for future issuance pursuant to outstanding warrants, and (v) 90,557 Class A Shares reserved for future issuance pursuant to the Company's Employee Stock Discount Purchase Plan (the "Purchase Plan").

PURCHASER'S RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

     The Merger Agreement provides that, promptly upon the earlier of the purchase by Purchaser or any of its Shares pursuant to the Offer or the Stockholders Agreement, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board) as will give Purchaser, representation on the Board equal to the product of (x) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"), and the Company shall promptly use its reasonable best efforts to satisfy the Board Percentage by, at the option of the Company (i) increasing the size of the Board or (ii) securing the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and shall use its reasonable best efforts to cause Parent's designees promptly to be so elected. The Company has agreed to take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its stockholders the information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Company's stockholders this Schedule 14D-9.

     In the Merger Agreement, the Company has represented that (i) to effect the Offer and the Merger, the Board has approved, and has not withdrawn or amended, resolutions (x) to increase the number of members of the Board from 11 to 15 directors, to be effective at such time as Purchaser purchases Shares pursuant to the Offer or the Stockholders Agreement (the "Effective Time"), and (y) to elect each of Kevin Lawrence Hand, David John Grigson, Thomas Charles Moloney and Christopher Robert Innis to fill the vacancies created by such increase in the number of Directors, effective upon such increase and (ii) each of the Directors of the Company (other than the Chairman of the Board) has delivered to the Company a letter stating that such Director has resigned from the Board, and from each committee thereof, as of the Effective Time to the extent such resignation is necessary to provide Parent with its Board Percentage.

     In addition to the foregoing, following the election or appointment of the Purchaser's designees prior to the consummation of Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder, requires the concurrence of a majority of directors of the Company then in office who are directors on the date hereof.

     Set forth in the table below are the name, business address, age, present principal occupation or employment for each of the persons who may be designated by Parent as the Parent's designees. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company or any of its subsidiaries. Each person is a citizen of the United Kingdom.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
NAME AND BUSINESS ADDRESS                AGE                     HELD DURING THE PAST FIVE YEARS
-------------------------                ---      --------------------------------------------------------------
KEVIN LAWRENCE HAND....................  47       Chief Executive of EMAP plc from July 1998. Mr. Hand was
EMAP plc                                          previously Chief Executive of EMAP Consumer Magazines from
1 Lincoln Road                                    1978 to 1994 and Chairman and Chief Executive of EMAP France
Lincoln Court                                     from 1994 to 1998.
Peterborough, PE1 2RF
ENGLAND
DAVID JOHN GRIGSON.....................  44       Group Finance Director of EMAP plc since 1989.
EMAP plc
155 Farringdon Road
London
ENGLAND

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
NAME AND BUSINESS ADDRESS                AGE                     HELD DURING THE PAST FIVE YEARS
-------------------------                ---      --------------------------------------------------------------
THOMAS CHARLES MOLONEY.................  39       Executive Director of EMAP plc. Mr. Moloney has been Chief
EMAP Consumer Magazines                           Executive of East Consumer Magazines since 1995. As of
Priory Court                                      December 1998, Mr. Moloney is also Chief Executive of East UK
30-32 Farringden Lane                             Consumer Affairs.
London ECIR 3AV
ENGLAND
CHRISTOPHER ROBERT INNIS...............  38       Director of Corporate Strategy of EMAP plc since 1994. From
Peakirk House                                     1987 to 1993, he was Assistant Director of Hambros Bank in
Peakirk PE6 7NF                                   London. Mr. Innis was involved in a bid for the Company in
ENGLAND                                           August 1996 in an auction.

CURRENT MEMBERS OF THE BOARD OF DIRECTORS

     The Board of Directors is currently comprised of eleven Directors divided into three classes. The term of each Class expires in different years. All of the current members of the Board of Directors were designated or approved by Willis Stein & Partners, L.P. ("Willis Stein") pursuant to the terms of the Securityholders Agreement. See "Security Ownership of Certain Beneficial Owners and Management--Securityholders Agreement." Subject to rights of holders of any series of preferred stock to fill such newly created directorships or vacancies, any newly created directorships resulting from an increase in the authorized number of Directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification or removal for cause may be filled by a vote of 50% of the total number of the remaining Directors then in office.

     Information regarding the current Directors of the Company is set forth below:

             NAME                AGE                            POSITION
------------------------------   ---   ----------------------------------------------------------
James D. Dunning, Jr.(1)(2)...   51    Chairman of the Board and Chief Executive Officer
D. Claeys Bahrenburg(1).......   51    Vice Chairman of the Board and Chairman of the Executive
                                       Committee
Richard S Willis..............   38    Executive Vice President, Chief Financial Officer and
                                       Director
Stacey J. Lippman.............   49    President, Petersen Brands and Marketing and Director
Milton J. (Chip) Block, Jr....   53    President, Consumer Marketing/General Manager and Director
Laurence H. Bloch(3)..........   45    Director
Avy H. Stein(1)(2)............   43    Director
Daniel H. Blumenthal(2).......   35    Director
John R. Willis................   49    Director
David H. Moscow(3)............   61    Director
Alfred W. Roberts, III(3).....   60    Director

------------------
(1)  Member of the Executive Committee.

(2)  Member of the Compensation Committee.

(3)  Member of the Audit Committee.

     There are no family relationships between or among any Directors or executive officers of the Company.

CLASS I DIRECTORS

     Richard S Willis has served as Executive Vice President and Chief Financial Officer of the Company since the Acquisition and has served as a Director of the Company since December 1996. Prior to the Acquisition, Mr. Willis served as the Vice President, Finance of the Predecessor since October 1995. From 1993 to 1995, Mr. Willis served as the Executive Vice President and Chief Financial Officer of two divisions of World Color Press, Inc. and from 1990 to 1993 as the Chief Financial Officer and Secretary of

Aster Publishing Company. From 1987 to 1990, Mr. Willis served as the Chief Financial Officer and Vice president of Finance and Administration of the consumer magazine group of Cowles Media Company. Prior thereto, Mr. Willis held various financial and managerial positions with Capital Cities/ABC, including the Chief Financial Officer of its consumer magazine division. Mr. Willis is not affiliated with Willis Stein.

     Milton J. (Chip) Block, Jr. has served as President, Consumer Marketing/General Manager since July 1998 and as a Director of the Company since March 1998. Prior to joining the Company, Mr. Block served as Chairman and President of Applied Interactive Media, Inc. (now known as AIM, LLC), which develops circulation programs for magazine publishers, since 1990. Mr. Block has been involved in consumer magazine publishing for over twenty years in various capacities. Mr. Block is also a director of Worldwide Media, Inc.

     John R. Willis has served as a Director of the Company since December 1996. Mr. Willis is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Willis served as President of Continental Illinois Venture Corporation ("CIVC"), a venture capital investment firm, from 1989 through 1994. Prior to his tenure at CIVC, Mr. Willis founded and served as a Managing Director of Continental Mezzanine Investment Group, following his serving in various senior lending positions at Continental Bank, which he joined in 1974. Mr. Willis also serves as a director of a number of privately-held companies.

     Alfred W. Roberts, III has served as a Director of the Company since September 1998. From 1991 to 1998, Mr. Roberts served as the Executive Director to the law firm of Winthrop, Stimson, Putman & Roberts and, from 1989 to 1990, Mr. Roberts was a Partner in RFE Investment Partners, a venture capital investment fund. From 1961 to 1989, Mr. Roberts was employed by Arthur Young & Company in various managerial capacities, most recently as Vice Chairman -- Strategic Services. Mr. Roberts is a Certified Public Accountant.

CLASS II DIRECTORS

     D. Claeys Bahrenburg has served as Vice Chairman of the Board and as a Director of the Company since the Acquisition and as Chairman of the Executive Committee since October 1997. From 1989 to 1995, Mr. Bahrenburg served as President of the Magazine Publishing Division of The Hearst Corporation ("Hearst"), the largest publisher of monthly magazines in the world. From 1986 to 1989, Mr. Bahrenburg served as Executive Vice President and Group Publishing Director at Hearst, where his responsibilities included overseeing 12 publications, new magazine development and brand development. From 1981 to 1986, Mr. Bahrenburg held the position of Publisher of both House Beautiful and Cosmopolitan.

     Laurence H. Bloch currently serves as a Director of the Company and served as the Vice Chairman of the Company since the Acquisition to December 1997. Mr. Bloch also serves as Chairman of TransWestern Holdings L.P. and TransWestern Publishing Company LLC (collectively, "TransWestern"), one of the largest independent publisher of yellow pages in the United States. Mr. Bloch joined TransWestern in May 1993. From September 1990 to March 1992, Mr. Bloch was Senior Vice President and Chief Financial Officer of Lanxide Corporation, a materials technology company. Between 1980 and 1990, Mr. Bloch was an investment banker, initially with Thomson McKinnon Securities, Inc. ("Thomas McKinnon"), and later as a Managing Director of Smith Barney. Mr. Bloch is also a director of TransWestern.

     Daniel H. Blumenthal has served as a Director of the Company since the Acquisition. Mr. Blumenthal is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Blumenthal served as Vice President of CIVC from 1993 through 1994. Prior to his tenure at CIVC, Mr. Blumenthal was a corporate tax attorney with Latham & Watkins, a national law firm, from 1988 to 1993. Mr. Blumenthal also serves as a director of a number of privately-held companies.

     Stacey J. Lippman has served as President, Petersen Brands and Marketing since July 1998 and as a Director of the Company since March 1998. Prior to joining the Company, Mr. Lippman has served as the Corporate Media Director and a Managing Partner of TBWA/Chiat Day Advertising Agency since 1988. Mr. Lippman has over 25 years experience in the advertising industry.

CLASS III DIRECTORS

     James D. Dunning, Jr. has served as the Chairman of the Board and Chief Executive Officer of the Company since the Acquisition. Mr. Dunning served as Chairman and Chief Executive Officer of TransWestern Publishing Company, L.P. from 1993 through September 1997, and is currently Chairman and Chief Executive Officer of The Dunning Group, Inc., a private investment firm. Mr. Dunning was formerly Chairman of SRDS Media Information, L.P., a media information and database publisher. From 1987 to 1992, Mr. Dunning was Chairman, Chief Executive Officer and President of Multi-Local Media Information Group, Inc., a yellow pages and database company. From 1985 to 1986, he served as Executive Vice President of Ziff Communications, a consumer and trade publisher. From 1982 to 1984, Mr. Dunning was Senior Vice President and Director of Corporate Finance at Thomson McKinnon. Mr. Dunning served as President of Rolling Stone Magazine from 1977 to 1982.

     Avy H. Stein has served as a Director of the Company since the Acquisition. Mr. Stein is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Stein served as a Managing Director of CIVC from 1989 through 1994. Prior to his tenure at CIVC, Mr. Stein served as a special consultant for mergers and acquisitions to the Chief Executive Officer of NL Industries, Inc.; as the Chief Executive Officer and principal shareholder of Regent Corporation; as President of Cook Energy Corporation and as an attorney with Kirkland & Ellis, a national law firm. Mr. Stein also serves as a director of Tremont Corporation, Racing Champions Corporation, UC Television Network Corp. and a number of privately-held companies.

     David H. Moscow has served as a Director of the Company since June 1998. Mr. Moscow has served as the Vice Chairman of The Hudson Group, Inc., a national magazine distribution company, since 1993 and as Chairman Emeritus of East Texas Distributing Company ("East Texas"), a regional distributor of magazines and videotapes, since 1997. From 1977 to 1997, Mr. Moscow served as Chairman of East Texas.

COMPENSATION OF DIRECTORS

     Each of the Directors of the Company (other than Messrs. Bahrenburg, Lippman, Block and R. Willis) is paid annual compensation of $35,000. Directors are also reimbursed by the Company for reasonable travel expenses incurred in attending Board of Directors' meetings. The Directors do not receive any additional compensation for committee participation. Upon their appointment to the Board, Messrs. Block, Lippman, Moscow and Roberts were each granted options under the Company's Incentive Plan to purchase 5,000 shares of Class A Shares at an exercise price equal to its fair market value on the date of grant. These options vest in equal installments over a three-year period beginning on the first anniversary of their appointment to the Board.

COMMITTEES AND DIRECTORS' MEETINGS

     The Board of Directors held six meetings and took action by written consent an additional three times during 1997. All of the Directors attended 75% or more of the total number of meetings of the Board of Directors.

     The Board of Directors has three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee.

     The Audit Committee is currently comprised of Messrs. Laurence Bloch, Alfred Roberts and David Moscow. The Board of Directors has resolved that, in its opinion and after a full discussion on the matter, each of the members of the Audit Committee is free from any relationship with the Company or its management that would interfere with his exercise of independent judgment as a committee member. The Audit Committee reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company.

     The Compensation Committee is currently comprised of Messrs. Stein, Dunning and Blumenthal. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any employee stock option plans of the Company as the committee therein is specified (unless the Board resolution appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Compensation Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.

     The Executive Committee is comprised of Messrs. Bahrenburg, Dunning and Stein. The Executive Committee is authorized, subject to certain limitations, to exercise all of the powers of the Board of Directors during periods between Board meetings. The Board may also establish other committees to assist in the discharge of its responsibilities.

     The Company does not have a nominating committee. The entire Board of Directors currently is responsible for filling vacancies on the Board as they occur and recommending candidates for election as Directors at the annual meetings of stockholders. The Board will consider individuals recommended for nominations by stockholders of the Company. Such recommendations should be submitted in writing to the Chairman of the Board, who will submit them to the entire Board for its consideration. The recommendation must be accompanied by the consent of the individual nominated to be elected and to serve.

     In addition, the Amended and Restated By-Laws of the Company (the "By-Laws") require that advance notice of nominations for the election of Directors to be made by a stockholder (as distinguished from a stockholder's recommendation to the Board) be given to the Secretary of the Company (i) in the case of an annual meeting, no later than 60 days and no more than 90 days before an annual meeting of stockholders, provided, that in the event that the date of the annual meeting is changed by more than 30 days from the first anniversary date of the preceding year's annual meeting, notice by stockholders must be received no later than the close of business on the tenth (10th) day following the earlier of the date on which this notice was mailed or public announcement of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the meeting was made. Such notice must include: (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Company's books, of such stockholder and (B) the class and number of shares of the Company which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Company which are beneficially owned by such person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee was established in December 1996 and is comprised of Messrs. Blumenthal, Dunning and Stein. Messrs. Blumenthal and Stein are each Managing Directors of Willis Stein, which is a principal stockholder of Company. See "Security Ownership of Certain Beneficial Owners and Management."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Except as otherwise noted, the following table sets forth certain information as of November 30, 1998 as to the security ownership of equity securities of the Company by (i) each of the executive officers named in the Summary Compensation Table, (ii) each of the Directors of the Company, (iii) all Directors and executive officers as a group and (iv) those persons owning of record or known to the Company to be the beneficial owner of more than five percent of the voting securities of the Company. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer or five percent beneficial owner, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Class A Shares has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                                CLASS A                   CLASS B
                                                            COMMON STOCK(1)           COMMON STOCK(1)
                                                       --------------------------   --------------------
                                                          NO. OF       PERCENT OF    NO. OF     PERCENT
                                                          SHARES         CLASS       SHARES     OF CLASS
                                                       -------------   ----------   ---------   --------
EXECUTIVE OFFICERS AND DIRECTORS:
James D. Dunning, Jr.(2).............................    1,094,074         4.1%            --       --%
D. Claeys Bahrenburg.................................      575,159         2.1             --       --
Neal Vitale(3).......................................      284,015         1.1             --       --
Richard S Willis.....................................      175,486           *             --       --
Laurence H. Bloch(4).................................      607,128         2.3             --       --
Avy H. Stein(5)......................................    7,209,409        26.8             --       --
Daniel H. Blumenthal(5)..............................    7,209,409        26.8             --       --
Milton J. (Chip) Block, Jr. .........................          300           *             --       --
Stacey J. Lippman....................................           --          --             --       --
John R. Willis(5)....................................    7,209,409        26.8             --       --
David H. Moscow......................................           --          --             --       --
Alfred W. Roberts, III...............................        1,500          --             --       --
All Directors and executive officers as a group (11
  persons)...........................................    9,663,056        36.0             --       --
5% OWNERS:
Willis Stein & Partners, L.P.(6).....................    7,209,409        26.8             --       --
Robert E. Petersen(7)................................    3,604,705        13.4             --       --
BankAmerica Investment Corporation(1)(8).............    2,883,763        10.7      2,883,763     36.6
Chase Equity Associates, L.P.(1)(9)..................    2,684,223        10.0      1,397,823     17.7
The Allstate Corporation(10).........................    2,162,823         8.0             --       --
First Union Corporation(1)(11).......................    1,802,352         6.7      1,802,352     22.9
CIBC WG Argosy Merchant Fund 2, L.L.C.(1)(12)........    1,802,352         6.7      1,802,352     22.9

------------------

*Less than one percent.

(1) The Company has two classes of outstanding Common Stock, the Class A Shares and the Class B Shares, which are identical in all respects except that the Class B Shares is non-voting and is convertible to Class A Shares under certain circumstances. In general, holders of Class B Shares are only entitled to convert their Class B Shares into Class A Shares in the event they intend to dispose such shares to a third party. Beneficial ownership of the Class A Shares has been determined in accordance with the rules of the Commission. Pursuant to such rules, a person is deemed to be the beneficial owner of any security in which that person has the right to acquire beneficial ownership of such security within 60 days. As a result, holders of Class B Shares are deemed to be the beneficial owners of the Class A Shares issuable upon the conversion thereof. Such shares of Class A Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Includes 14,418 shares of Class A Shares held in trusts for which Mr. Dunning serves as trustee.

(3)  Mr. Vitale's employment with the Company terminated in July 1998.

(4) Such shares of Class A Shares are held in a trust for which Mr. Bloch serves as trustee.

(5) Includes 7,209,409 shares of the Class A Shares beneficially owned by Willis Stein. Such persons disclaim beneficial ownership of all such shares beneficially owned by Willis Stein in which he does not have a pecuniary interest. Such person's address is c/o Willis Stein, 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.

(6) The address of Willis Stein is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Willis Stein & Partners, L.L.C. is the sole general partner of Willis Stein. As a result, Willis Stein & Partners,

     L.L.C. may be deemed to have shared voting and dispositive powers with respect to such shares. The members of Willis Stein & Partners, L.L.C. are John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel H. Blumenthal, Daniel M. Gill and Robert C. Froetscher.

(7) Mr. Petersen's interests in the Company are owned through Petersen Properties. The address for Mr. Petersen and Petersen Properties is 6420 Wilshire Boulevard, Los Angeles, California 90048.

(8) Such person's address is c/o BankAmerica Investment Corporation ("BAIC"), 231 South LaSalle Street, Chicago, Illinois 60697. Also includes shares of Class B Shares held by CIVC Partners II, a partnership all of the partners of which are employees of BAIC or an affiliate thereof.

(9) Such person's address is 380 Madison Avenue, 12th Floor, New York, New York 10017-2951.

(10) Such person's address is 2775 Sanders Road, Northbrook, Illinois
     60062-6127.

(11) Such person's address is One First Union Center, 301 South College Street, Charlotte, North Carolina 28288-0137.

(12) Such person's address is 425 Lexington Avenue, 3rd Floor, New York, New York 10017.

SECURITYHOLDERS AGREEMENT

     At the time of the Acquisition, the Company, Petersen, Willis Stein and the other investors named therein, including Messrs. Dunning, Bahrenburg and Richard S Willis (collectively, the "Investors"), entered into a securityholders agreement (the "Securityholders Agreement"), providing for: (i) the composition of the Board of Directors; (ii) restrictions on the transfer of equity securities of Petersen, the Company and Petersen Investment Corp. (the "Equity Securities"); (iii) registration rights relating to the Equity Securities; (iv) obligations of the Investors upon a sale of the Company; and (v) preemptive rights in favor of the non-Willis Stein Investors in connection with issuances of equity to Willis Stein. Under the terms of the Securityholders Agreement, the Investors agreed to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of Directors. Willis Stein also has the right to control the vote on any significant corporate changes, such as a merger, consolidation or sale of the Company until such time as the Company consummates an initial public offering of its equity securities resulting in the receipt by the Company of at least $75.0 million of gross proceeds and which indicates a market capitalization of the Company without giving effect to any issuances of equity securities following its initial capitalization of at least $330.0 million (a "Qualified IPO"). All of the Investors have agreed that Willis Stein (through the Company) may control the circumstances under which a sale of Petersen may take place, and that each Investor will consent to such transaction on the terms negotiated by Willis Stein. The Securityholders Agreement provides for up to four long-form and unlimited short-form demand registrations in favor of Willis Stein, two short-form demand registrations in favor of a majority of the non-Willis Stein Investors at such time as the Company is eligible to use a short-form registration statement and unlimited "piggyback" registrations in favor of the Investors.

     Certain of the provisions of the Securityholders Agreement terminated in accordance with their terms upon the completion of the IPO. Certain of the parties to the Securityholders Agreement agreed to extend the voting provisions of the Securityholders Agreement for a period of at least 21 months following the IPO. Such voting provisions would have otherwise terminated by their terms as a result of the IPO being a Qualified IPO. As a result of such amendment, Willis Stein has the power to vote shares of Class A Shares representing approximately 65% of the Company's voting securities.

                      INFORMATION ABOUT EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

     Set forth below is certain information regarding the current executive officers of the Company. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

NAME                                      AGE   POSITION
----                                      ---   --------
James D. Dunning, Jr. ..................  51    Chairman of the Board and Chief Executive Officer
D. Claeys Bahrenburg....................  51    Vice Chairman of the Board and Chairman of the
                                                Executive Committee
Richard S Willis........................  38    Executive Vice President and Chief Financial Officer
Stacey J. Lippman.......................  49    President, Petersen Brands and Marketing
Milton J. (Chip) Block, Jr. ............  53    President, Consumer Marketing/General Manager

     For information relating to each executive officer's background, see "Information with Respect to the Company--Current Members of the Board of Directors."

COMPENSATION OF EXECUTIVE OFFICERS

     The following Summary Compensation Table includes individual compensation information for the Chief Executive Officer and each of the other executive officers of the Company for the year ended December 31, 1997 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the years ended December 31, 1996 and 1997. In certain circumstances, the amounts shown in the table combine the compensation received for services that were provided to the Predecessor from January 1, 1996 through September 30, 1996, and to the Company from October 1, 1996 through December 31, 1996. There were no stock options exercised during the Company's last fiscal year nor were any options granted to or held by the Named Executive Officers during or at the end of the Company's last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                      COMPENSATION
     NAME AND PRINCIPAL POSITION           ANNUAL COMPENSATION           AWARDS
     ---------------------------       ---------------------------   ---------------      ALL OTHER
                                       YEAR   SALARY($)   BONUS($)   STOCK AWARDS($)   COMPENSATION($)
                                       ----   ---------   --------   ---------------   ---------------
James D. Dunning, Jr.(5).............  1997   $200,000    $200,000    $ 3,360,000(1)   $  44,941(3)(4)
  Chairman and Chief Executive
     Officer                           1996     25,000          --         37,085(2)          8,750(4)
D. Claeys Bahrenburg(5)..............  1997   $500,000    $310,000    $ 2,100,000(1)   $      7,656(3)
  Vice Chairman and Chairman of        1996    133,333          --         23,180(2)                --
  Executive Committee
Neal Vitale(5)(6)....................  1997   $333,400    $235,000    $ 2,100,000(1)   $      9,774(3)
  President and Chief Operating
     Officer                           1996    111,133      25,000         23,180(2)                --
Richard S Willis.....................  1997   $200,000    $160,000    $   420,000(1)   $      9,355(3)
  Executive Vice President and Chief   1996    181,791      50,000          4,635(2)        115,875(7)
  Financial Officer

------------------
(1) On July 31, 1997, the Named Executive Officers exchanged their Class B Common Units and Class C Common Units of Petersen (see footnote 2 below) for Class D Common Units, which resulted in the Company recording a non-recurring non-cash charge of $12.2 million. The value deemed received by each Named Executive Officer as a result of this exchange is set forth in the foregoing table. These amounts were determined based upon the difference in value of the Class D Common Units and the Class B Common Units and Class C Common Units. As a result of the Reorganization, all of the Class D Common Units held by the Named Executive Officers were exchanged for the following number of Class A Shares: James D. Dunning, Jr.--477,449; D. Claeys Bahrenburg--171,744; Neal Vitale--254,182; and Richard S Willis--94,803. See "Certain Relationships and Related Transactions." Set forth below is the aggregate number of shares of Class A Shares subject to vesting and their aggregate value (based upon the closing price of the Company's Class A Shares on December 31, 1997) for each of the Named Executive Officers as of the end of the Company's last fiscal year:

                                                CLASS A    AGGREGATE
                    NAME                        SHARES       VALUE
                    ----                        -------    ----------
D. Claeys Bahrenburg........................    171,744    $3,950,112
Neal Vitale.................................    254,182     5,846,186
Richard S Willis............................     94,803     2,180,469

(2) Represents the estimated fair market value at the time of issuance (September 30, 1996) of the Class A, B and C Common Units of Petersen. Each of the Class A, B and C Common Units issued to such executive officers were subject to vesting over a five-year period and the Class B and C Common Units were not eligible to participate in any distributions by Petersen until the original purchasers of the Preferred Units and the remaining Class A Common Units achieved a specified rate of return on their total investment in Petersen. The Class A Common Units so issued were valued at $4.50 per unit, the price paid therefor by the investors in connection with the Acquisition. Because of the terms applicable to the Class B and C Common units, the fair market value of such Class B and C Common Units was determined by the Board of Directors to be zero at the time of issuance.

(3) Includes payments made by the Company on behalf of such Named Executive Officers in 1997 as follows:

                                   MEDICAL-INSURANCE    LIFE INSURANCE           401(k)
                                        PREMIUM            PREMIUMS       MATCHING CONTRIBUTION
                                   -----------------    --------------    ---------------------
James D. Dunning, Jr...........         $6,801               $474                $2,666
D. Claeys Bahrenburg...........          6,801                855                    --
Neal Vitale....................          6,119                855                 2,800
Richard S Willis...............          6,119                570                 2,666

(4)  Includes director fees of $35,000 in 1997 and $9,750 in 1996.

(5) Executive's employment with the Company commenced on September 30, 1996. See--Employment Agreements.

(6)  Mr. Vitale's employment with the Company terminated in July 1998.

(7) Represents payment made to Mr. Willis pursuant to the terms of his Employment Agreement to reimburse him for losses incurred in connection with the sale of his principal residence.

EMPLOYMENT AGREEMENTS

     In connection with the Acquisition, Messrs. Bahrenburg, Vitale and R. Willis each entered into an Executive Securities Purchase and Employment Agreement (the "Employment Agreements") with the Company. The Employment Agreements provide for the continued employment of Mr. Bahrenburg as the Chief Executive Officer of Publishing, Mr. Vitale as the President of Publishing and Mr. Willis as the Chief Financial Officer of Publishing until December 31, 2001, unless terminated earlier as provided in the respective Employment Agreement. The Employment Agreements of Messrs. Bahrenburg, Vitale and Willis provide for:
(i) an annual base salary of $500,000, $325,000, and $200,000, respectively (subject to annual increases based on the consumer price index); (ii) annual bonuses of up to approximately half of the base salary of such person based on the achievement certain EBITDA targets; and (iii) a deferred bonus payable upon the first to occur of: (a) a sale of the Company or (b) the fifth anniversary of the date of such agreements. Each executive's employment may be terminated by the Company at any time with or without cause. If such executive is terminated by the Company with "cause" or resigns other than for "good reason" (each as defined in such agreements), the executive will be entitled to his base salary and fringe benefits until the date of termination, but will not be entitled to any unpaid bonus. Each of Messrs. Bahrenburg, Vitale and Willis is entitled to his base salary and fringe benefits and any accrued bonus for a period of twelve months following his termination in the event such executive is terminated without cause or resigns with good reason. Pursuant to the Employment Agreements, Messrs. Bahrenburg, Vitale and Willis each has agreed not to compete with the Company during the employment period and for one year thereafter. The Employment Agreements also provide each executive with customary fringe benefits and vacation periods. "Cause" is generally defined in the Employment Agreements to mean: (i) the commission of a felon or a crime involving moral turpitude; (ii) the commission of any other act or omission involving dishonest disloyalty or fraud; (iii) the substantial and repeated failure to perform duties as reasonably directed by the Board or Chairman of the Board of the Company; (iv) gross negligence or willful misconduct with respect to the Company or any subsidiary; (v) an other material breach of the Employment Agreement or Company policy established by the Board, which breach if curable, is not cured within 15 days after written notice thereof to the executive; or (vi) the failure by the Company to generate a specified level of EBITDA in any fiscal year. "Good reason" is defined to mean the occurrence, without such executive's consent, of any of the following: (i) the assignment to the executive of significant duties materially inconsistent with the executive's status as a senior executive officer of the Company or a substantial diminution in the nature or status of the executive's responsibilities; (ii) a reduction by the Company in the executive's annual base salary as in effect on the date of such Employment Agreements, except for across-the-board salary reductions similarly affecting all senior executives of the Company; or (iii) the Board requires the executive to relocate from the New York area in the case of Mr. Bahrenburg or the Los Angeles area in the case of Mr. Vitale and Mr. Willis. The Employment Agreements also provided for the purchase by Messrs. Bahrenburg, Vitale and Willis of Preferred Units, Common Units and Common Stock of Petersen for a combination of cash and notes. In addition, the Company has agreed to nominate Messrs. Bahrenburg and Vitale to the Board of Directors in accordance with their employment agreements. Mr. Vitale's employment agreement with the Company was terminated in July 1998.

1997 LONG-TERM EQUITY INCENTIVE PLAN

     In September 1997, the Board and stockholders of the Company approved and adopted the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") composed of at least two non-employee directors (as that term is defined in Rule 16b-3 under the Exchange Act), who will be appointed by the Board. Certain employees, Directors, advisors and consultants of the Company are eligible to participate in the Incentive Plan (a "Participant"). The Committee is authorized under the Incentive Plan to select the Participants and determine the terms and conditions of the awards under the Incentive Plan. The Incentive Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems consistent with the purposes of the Incentive Plan. An aggregate of 2,041,269 shares of Class A Shares have been reserved for issuance under the Incentive Plan, of which options to purchase an aggregate of 970,394 shares of Class A Shares were outstanding as of December 14, 1998. The Incentive Plan provides that Participants will be limited to receiving awards relating to no more than 100,000 shares of Class A Shares per year. All outstanding options granted under the Incentive Plan will become fully vested and exercisable as a result of the transactions contemplated by the Merger Agreement.

     Options granted under the Incentive Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of
(i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner will be at least 100% of the fair market value of a share of Class A Shares on the date of grant.

     Options granted under the Incentive Plan may be subject to time vesting and certain other restrictions at the sole discretion of the Committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death, retirement or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option retires, to the extent the option has vested, such option will be exercisable for one year after the date of retirement. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

     All outstanding awards under the Incentive Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

     The Board generally will have the power and authority to amend the Incentive Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the NYSE).

EMPLOYEE STOCK DISCOUNT PURCHASE PLAN

     The Purchase Plan was approved by the Board and the existing stockholders prior to the consummation of the IPO. The Purchase Plan was established to give employees desiring to do so a convenient means of purchasing shares of Class A Shares through payroll deductions. The Purchase Plan provides an incentive to participate by permitting certain purchases at a discounted price equal to 85% of fair market value of the Class A Shares on the date of purchase. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company. An aggregate of 90,557 Class A Shares have been reserved for sale under the Purchase Plan. As of the close of business on December 14, 1998, no shares have been sold under the Purchase Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the Company's IPO, all of the existing securityholders of the Company (including the Named Executive Officers (as defined herein)) and Petersen entered into a Contribution and Recapitalization Agreement (the "Recapitalization Agreement"), pursuant to which, among other things, each existing securityholder of the Company and Petersen contributed all, of its existing shares of common stock of the Company and Preferred Units and Common Units of Petersen to the Company in exchange for newly-issued shares of Common Stock. Pursuant to the Recapitalization Agreement: (i) all of the Preferred Units of Petersen were exchanged for an aggregate of 10,727,176 shares of Common Stock and (ii) all of the Class A and Class D Common Units of Petersen and all of the then-outstanding common stock of the Company was exchanged for an aggregate of 16,132,088 shares of Common Stock. The number of shares of Common Stock that were issued under the Recapitalization Agreement to the existing securityholders of the Company and Petersen was determined according to the relative preference rankings of such securities and was based upon the initial public offering price of the Class A Shares.

     On July 31, 1997, Petersen and all of the holders of Class A, B and C Common Units (including the Named Executive Officers) entered into an agreement whereby all of the outstanding Class B and C Common Units of Petersen were converted into five series of Class D Common Units. The Class D Common Units issued to Messrs. Bahrenburg, Vitale and Willis are subject to vesting and scheduled to vest on the fifth anniversary of their issue date provided that the holder thereof has been continuously employed by the Company through such date. Vesting accelerates upon death or disability of such holder or the sale of Petersen. Upon the IPO, vesting of such Class D Common Units accelerated as follows so long as the holder is continuously employed through the date of such
IPO: (i) if the holder continues to be employed on the first, second or third anniversary of the IPO date such that 33 1/3% will vest upon each of the first, second and third anniversaries of the IPO date and (ii) if the holder ceases to be employed on a date other than such an anniversary, such that a pro rata portion will vest since the later of the IPO date and the last anniversary of the IPO date. As a result of the Reorganization, these Class D Common Units were exchanged for shares of Class A Shares, which continue to be subject to the same vesting schedule set forth above for Messrs. Bahrenburg, Vitale and Willis. All of the Class A Shares held by Messrs. Bahrenburg and Willis that have not already vested will accelerate in connection with the transactions contemplated by the Merger

Agreement. The following table sets forth the Class A Shares that were issued to each executive officer and/or Director of the Company for their Class D Common
Units:

                                                                NUMBER
                                                                  OF
                                                                SHARES
                                                                -------
James D. Dunning, Jr........................................    477,449
D. Claeys Bahrenburg........................................    171,744
Laurence H. Bloch...........................................    238,381
Neal Vitale.................................................    254,182
Richard S Willis............................................     94,803

     Mr. Bloch, a Director of the Company, receives an annual consulting fee of $200,000 for providing strategic advice to the Company on an as-needed basis regarding potential acquisitions and other ventures.

     Willis Stein, a significant stockholder of the Company, owns approximately 18.0% of the equity securities of Racing Champions Corporation ("Racing Champions") and has two representatives on Racing Champions' board of directors, including Avy H. Stein. The Company has entered into licensing and marketing arrangements with Racing Champions in connection with the Racing Champions Mint and Racing Champions Hot Rod Collection. The Company received payments of approximately $180,000 in 1997 from Racing Champions in connection with these licenses.

     Each of Messrs. Bahrenburg, Vitale and Willis purchased equity securities of Petersen and the Company at the time of the Acquisition through the issuance of promissory notes to the Company. Such promissory notes bear interest at a rate equal to the Company's weighted average cost of borrowing (8.5% at December 31, 1997) and will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of such executive's employment with the Company; or (iii) a sale of the Company. As of December 31, 1997, the following principal amounts were outstanding under such promissory notes:

                                                                 PRINCIPAL
                                                                  AMOUNT
                                                                OUTSTANDING
                                                                -----------
D. Claeys Bahrenburg........................................     $800,000
Neal Vitale.................................................      750,000
Richard S Willis............................................      200,000

     As of December 15, 1998, Messrs. Vitale and Willis had repaid all of their respective borrowings under such promissory notes.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers, Directors and persons who beneficially own more than ten percent of the Company's Class A Shares to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission ("SEC"). Officers, Directors and greater than ten percent beneficial owners also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from October 2, 1997 (the date the Company's Class A Shares became registered under the Exchange Act) through December 31, 1997, all Section 16(a) filing requirements applicable to its officers, Directors and greater than ten percent beneficial owners were complied with other than by the general partner of Willis Stein and its members, all of which filed a Form 5 to disclose that each may be deemed to be the beneficial owner of the shares of Class A Shares held of record by Willis Stein.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     This Compensation Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     The following report has been submitted by the Compensation Committee of the Board of Directors:

     The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any employee stock option plans of the Company as the Committee therein specified (unless the Board resolution appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. In making its recommendations to the full Board of Directors concerning adjustments to compensation levels, the Compensation Committee intends to consider the financial condition and operational performance of the Company during the prior year.

     Objectives. The Company's basic objective for executive compensation is to recruit and help retain top quality executive leadership focused on attaining long-term corporate goals and increasing stockholder value.

     Elements of Compensation. Total compensation for each of the Company's executive officers is comprised of (i) base salary; (ii) annual bonus; and (iii) equity incentives.

     Base Salary. The base salaries for Messrs. Bahrenburg, Vitale and R. Willis for 1997 were each established pursuant to the terms of their respective employment agreements with the Company. See "Compensation of Executive Officers -- Employment Agreements." The terms of each of such executive officer's employment agreement was determined through arms-length negotiations between such executive officer and representatives of Willis Stein at the time of the Acquisition. The base salaries of Messrs. Bahrenburg, Vitale and R. Willis were determined based, in part, on the prior compensation arrangements of such executive officers and a review of compensation paid to similar officers at comparably-sized companies within the publishing industry. The Committee intends to review the base salary levels for each of the executive officers on an annual basis and to make recommendations to the Board as circumstances warrant.

     Annual Bonus. Under the terms of their respective employment agreements, Messrs. Bahrenburg, Vitale and R. Willis are each entitled to receive an annual bonus of up to approximately half of their base salaries if the Company achieves certain EBITDA targets, which are established by the Compensation Committee at the beginning of each fiscal year. In 1997, the Company achieved the EBITDA target required for each executive officer to receive the maximum bonus award. In addition, due to the Company's exceptional performance in 1997, the Committee also granted each executive officer a special bonus of $60,000. Under the terms of their respective employment agreement, each executive officer was required to use a portion of his 1997 bonus to repay indebtedness to the Company in connection with his purchase of equity securities at the time of the Acquisition.

     Equity Incentives. Each of the Company's executive officers (including Mr. Dunning) participated in the Acquisition. Specifically, each executive officer purchased equity securities of Petersen and the Company on the same terms and conditions as the other Investors in the Acquisition. In addition, such executive officers were also granted additional incentives in the form of equity securities of Petersen, certain of which were subject to vesting over a five-year period and certain of which (i.e., the Class B and Class C Common Units) were not eligible to participate in any distributions by Petersen until certain of the Investors received a specified rate of return on their total investment in Petersen. On July 31, 1997, Petersen exchanged the Class B and Class C Common Units held by such executive officers for Class D Common Units. The terms of the Class D Common Units permitted participation in the earnings of Petersen if such Investors' investment achieved a certain value (regardless of whether such Investors actually received such amount). This exchange resulted in the executive officers being deemed to receive the difference in value of the Class D Common Units and the Class B and Class C Common Units. All of such equity securities of Petersen held by the executive officers were exchanged in the Reorganization for Class A Shares. See "Compensation of Executive Officers -- Summary Compensation Table."

     As a result of their participation in the Acquisition and the additional equity incentives granted to the executive officers at the time of the Acquisition, the executive officers held a significant equity interest in the Company. Therefore, to a large extent, the interests of the Company's senior management are already aligned with those of its stockholders.

     Prior to the completion of the IPO, the Company adopted the Incentive Plan and the Purchase Plan. Under the Incentive Plan, the Committee was granted broad authority to award equity-based compensation arrangements to any eligible employee or director of the Company. An aggregate of 2,041,269 shares of Class A Shares were reserved for issuance upon the exercise of awards granted to eligible participants under the Incentive Plan. Since the ultimate value of stock options bear a direct relationship to market price of the Class A Shares, the Committee believes that awards under the Incentive Plan are an effective incentive for the Company's management to create value for the Company's stockholders. Under the Purchase Plan, eligible employees of the Company are entitled to purchase shares of Class A Shares at a purchase price equal to 85% of their fair market value. The Purchase Plan is designed to encourage employees of the Company to acquire an ownership interest in the Company and thereby permitting such employees to share in the growth in value of the Company.

     Compensation of Chief Executive Officer.

     Mr. Dunning's base salary for 1997 was established pursuant to an arrangement between Mr. Dunning and Willis Stein, as the principal investor in the Acquisition. At the time of the Acquisition, Mr. Dunning was also serving as Chairman and Chief Executive Officer of TransWestern Publishing Company, L.P. As a result, Mr. Dunning's salary level was established in light of Mr. Dunning's other responsibilities. Mr. Dunning ceased to be employed by TransWestern in September 1997 and since that time has devoted his full-time to the Company (although not obligated to do so). As a result, the Committee expects that Mr. Dunning's base salary for 1998 will be upwardly adjusted.

     Mr. Dunning was awarded a bonus of $200,000 as a result of the Company's achieving certain EBITDA levels in 1997. The level of such bonus, as well as the EBITDA target, was established at the time of the Acquisition through arms-length negotiations between Mr. Dunning and representatives of Willis Stein.

     Policy with respect to qualifying compensation for deductibility and other matters. Section 162(m) of the Internal Revenue Code generally limits to $1,000,000 the annual tax deductible compensation paid to a covered officer. However, the limitation does not apply to performance-based compensation, provided certain conditions are satisfied.

     The Company's policy is generally to preserve the federal income tax deductibility of compensation paid. Accordingly, the Company has taken, to the extent it believes feasible, appropriate actions to preserve the deductibility of annual incentive, long-term performance, and stock option awards. However, notwithstanding the Company's general policy, the Committee retains the authority to authorize payments that may not be deductible if it believes that is in the best interests of the Company and its stockholders.

     The foregoing report has been approved by all members of the Compensation Committee.

                                          Daniel H. Blumenthal
                                          James D. Dunning, Jr.
                                          Avy H. Stein

                               PERFORMANCE GRAPH

     The following graph compares the Company's cumulative total stockholder return since the Class A Shares became publicly traded on October 2, 1997 with the Standard & Poor's 500 Stock Index and an index of certain companies selected by the Company as comparative to the Company in that each is a consumer publishing company. The graph assumes that the value of the investment in the Company's Class A Shares at its initial public offering price of $17.50 per share and each index was $100.00 on October 1, 1997.

                  COMPARISON OF THE COMPANY'S CLASS A SHARES,
          STANDARD & POOR'S 500 STOCK INDEX AND A PEER GROUP INDEX(1)

                                   [GRAPHIC]

                                                              OCTOBER 1, 1997   DECEMBER 31, 1997
                                                              ---------------   -----------------
The Petersen Companies, Inc. (2)............................       $100               $131
Standard & Poor's 500 Stock Index...........................       $100               $102
Peer Group Index............................................       $100               $ 97

------------------

(1) The companies selected to form the Company's peer group index are America Media, Inc., CMP Media, Inc., PRIMEDIA Inc., The Reader's Digest Association, Inc., Scholastic Corporation and The Times Mirror Company. Total returns are based on market capitalization.

(2) The closing sale price of the Class A Shares on December 31, 1997 was $23.00 per share, as reported by the NYSE.